The Law Office of Stephen E. Rounds 1544 York Street, Suite 110 Denver, Colorado USA 80206 Tel. 303.377.6997 Fax 303.377.0231 sercounsel@msn.com March 29, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-4628

Attn: Yong Kim and Jennifer Thompson

Re:	Asia Global Holdings Corp. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed April 15, 2009 Form 10-Q for the Quarter Ended September 30, 2009 Filed November 19, 2009 File No. 0-50788

Dear Ms. Kim and Ms. Thompson:

I represent Asia Global Holdings Corp. (the “Company”) in United States securities matters.  The Company’s responses to staff comments (dated February 23, 2010) follow the text of each comment.

Form 10-Q for the Period Ended September 30, 2009

1.
Comment.  We have reviewed your response from prior comment 2 in our letter dated January 19, 2010.  Please provide us with a detailed analysis of each of the five factors specified in ASC 805-10-55-12 (formerly paragraph A12 of SFAS 141R).  Your current analysis does not provide sufficient information to demonstrate which entity is the accounting acquirer in this transaction.  For each of the five factors, provide us with a summary of the factor as it relates to the Company, provide us with your analysis of that factor, and clearly state whether you believe UPL or AAGH is the accounting acquirer based on your analysis of that particular factor.

For example, regarding the factor “the composition of the senior management of the combined company,” we would expect you to list out the senior management of the combined entity, tell us whether they were appointed by the former shareholder of UPL or the former shareholder of AGA, and tell us who has the power to remove them.  Then, based on all the information provided for this specific factor, tell us whether you believe this specific factor indicates that UPL or AAGH is the accounting acquirer and the reasons why.

Also, please ensure that you provide enough information in your response to show us how you reached your conclusion for each of the five factors.  For example, you state that Mr. Liang is one of two directors, but he controls the governing body.  It is unclear from this response how Mr. Liang dominates the board of directors of the Company unless his Board appointment affords him rights that the other director does not have.  If this is the case, clearly explain the rights of Mr. Liang and the other director, and tell us where these rights are specified in the legal documents associated with the merger so that we may verify this for ourselves.

Response:  Our analysis of the application of ASC 805-10-55-12 (the “Codification”) to AAGH’s acquisition of UPL follows.  Some of the discussion is identical to what we provided to you in February, so to avoid confusion, new discussion points are underlined.

Five Factor Analysis:

We concur with your statement in the January 19, 2010 comment letter (last sentence of comment 2) “We would generally assume that whichever entity is indicated to be the accounting acquirer for the majority of these factors would be deemed the accounting acquirer in the merger.”

Factor (a)                      “The relative voting rights in the combined entity after the business combination.  The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.”

Since AAGH did not issue a majority control block of stock to the UPL owner, this factor should be deemed neutral (disregarded) in determining whether or not UPL was the accounting acquirer under the Codification.

Factor (b)                      “The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.  The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.”

The stockholder list of AAGH shows the following voting rights of the major shareholders of AAGH post- UPL transaction:

Major shareholders:	Common stock	Preferred stock(1)	Total voting rights	By %

Mr. Kwong-Lim Liang (former shareholder of UPL)	100,000,000	-	100,000,000	34.2%

Sina Dragon Holdings Limited	33,500,000	250,000	83,500,000	28.6%

Shareholders having less than 5%, individually	108,638,400	-	-	37.2%

Total:	242,138,400	250,000	292,138,400	100%

(1)
The 250,000 shares of Series A preferred stock have a total voting right as if converted into 50 million shares of common stock, even if there is no actual conversion under the Series A terms.  These rights are detailed in amendments to AAGH’s articles of incorporation filed as exhibits to various Edgar filings well before the UPL transaction.

To our knowledge, the less-than-5% group is entirely disparate.  We have no basis to believe that they (or any subgroup of them) constitute an organized group, or that they (or any subgroup of them) would be inclined to side with Mr. Liang, or with Sina Dragon, in an election or other contest.  Accordingly, the disparate minority owners’ 37.2% position can be disregarded for purposes of Factor (b), and Mr. Liang should be considered the largest minority voting interest holder.  We also note that Sina Dragon and Mr. Liang are not related parties and are not committed (as an “organized group” or otherwise) to vote in line on any AAGH matter.  Accordingly, this specific Factor (b) indicates that UPL is the accounting acquirer.

Factor (c)                      “The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.”

The directors of AAGH are Mr. Liang (prior owner of UPL), who was appointed to the board following the acquisition of UPL, and Mr. Ping-Shun Lai.  Mr. Liang was appointed to the board of directors immediately following the acquisition of UPL, although such appointment was not expressly provided for in the acquisition contract.  Under Nevada corporate law and AAGH’s articles of incorporation and bylaws, directors are elected by majority vote of the stockholders, and serve until re-installed or replaced by the stockholders at the annual meeting.

While the composition of the board is not subject to change as a result of provisions in the contract by which AAGH acquired UPL, Mr. Liang clearly has the ability to impact the board’s composition going forward.  Although he does not have superior rights as a director compared to the other director (Mr. Stanley Lai), Mr. Liang is the dominant minority shareholder.  Since there is no reason for us to believe that the disparate minority owners would vote one way or another in the election of directors (see Factor (b) above), it is reasonable (for purposes of this analysis) to ignore the minority owners future votes.  AAGH’s articles of incorporation do not allow cumulative voting, and there is no provision in the articles for staggered terms or other unusual directorship features.  Accordingly, under Factor (c), the former owner of UPL is able to appoint or remove all directors through exercise of his voting franchise, and UPL is the accounting acquirer under this specific Factor (c) of the Codification.

Factor (d)                      “The composition of the senior management of the combined entity.  The acquirer usually is the combining entity whose former management dominates the management of the combined entity.”

Mr. Liang was the sole owner and manager (president and director) of UPL, and retained those positions with UPL after it was acquired by AAGH.  He is the only executive of UPL, and UPL’s business is the only business of AAGH.  Mr. Liang does not have an employment agreement with either UPL or AAGH.

Mr. Liang is not an executive officer of AAGH.  Mr. Ping-Shun Lai is AAGH’s only executive (president and interim chief financial officer).  He assumed these positions when Sina Dragon bought out the prior officers/directors equity positions and resigned, but Mr. Lai is not involved in managing UPL’s business.

We believe that Mr. Liang clearly dominates the management of the combined entity.  He is a director and the dominant minority owner of the parent AAGH, and is the only one in charge of running the combined entity’s business on a day-to-day basis.  UPL should be considered the accounting acquirer under this specific Factor (d) of the Codification.

Factor (e)                      “The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.”

Fair value of the shares issued for the merger is $0.0056 (average market value) X 100,000,000 shares = $560,000. As of September 29, 2009, the combining entity paid a premium over the precombination fair value of the equity interests of UPL, representing a $15,488 net asset value in the share exchange transaction.   UPL should be considered the accounting acquirer under this Factor (e).

Conclusion of Analysis

Our analysis shows four factors in play ((b), (c), (d) and (e), with Factor (a) being disregarded as neutral).  We believe that UPL is the accounting acquirer in each factor for a score of 4-0.  If the Staff thinks that Factor (a) should be considered, UPL would not be considered the accounting acquirer under Factor (a), but, since that would yield a 4-1 score, UPL still would be the accounting acquirer under the Codification.

 If the Staff concurs with our analysis, AAGH will file a Form 10-K for the (new) fiscal year ended September 30, 2009, showing UPL as the accounting acquirer and AAGH as the legal acquirer.

Yours Truly,

/s/ Stephen E. Rounds